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                          November 22, 2023

       Shanoop Kothari
       Co-Chief Executive Officer
       LuxUrban Hotels Inc.
       2125 Biscayne Blvd., Suite 253
       Miami, FL 33137

                                                        Re: LuxUrban Hotels
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2023
                                                            File No. 333-275647

       Dear Shanoop Kothari:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              James V. Davidson, Esq.